November 21, 2011

Ms. Jennifer Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

RE:	Publix Super Markets, Inc.

Form 10-K

Filed February 28, 2011

File No. 000-00981

Dear Ms. Thompson:

This letter is in response to your letter dated November 18, 2011. We contacted Andrew Blume in your absence regarding an extension of the deadline for our response. As agreed, we will respond to your comments, in a letter filed through EDGAR, by December 16, 2011. We are requesting the additional time to respond because certain of our associates involved in the financial reporting and disclosure process are on vacation for the next few weeks.

Sincerely,

/s/ John A. Attaway
John A. Attaway
Senior Vice President, General Counsel & Secretary